Exhibit 6.30

EXECUTION COPY

BINDING TERM SHEET

This Binding Term Sheet is entered into by and among Thomas Delonge (“Tom”), To The Stars Academy of Arts and Sciences Inc., a Delaware corporation (“TISA”), and TISA’s wholly owned subsidiary, To The Stars, Inc., a California corporation (“TISI”). Tom, TISA and TISI are each referred to individually as a “Party” and collectively as the “Parties.” Unless and until replaced and superseded by one or more agreements among the Parties, this Term Sheet is legally binding and constitutes the entire understanding of the Parties with respect to the subject matter hereof and may be amended or modified only in writing signed by the Parties.

Background

The Covid-19 global pandemic has had a significant and negative impact on the defense and entertainment industries, and on individual investors’ willingness to invest in companies that are active in those industries, including TISA and TISI. The Board of Directors of TISI has determined that as a result of the pandemic, TISl’s operations can be better managed and existing debt can be paid down so that TISI becomes more profitable through a licensing deal set forth below, and investment in new entertainment properties while relieving unneeded overhead costs. TISI has been receiving regular infusions of cash from Tom in order to continue operations, but neither Tom nor the Board believes it is in TISl’s interests to continue to add to the company’s debt without a clear path to near-term sustainability. TISI currently owes Tom or his affiliates $562,597.54 in unpaid loans and $150,000 in credit card debt (“Delonge Loan and Credit Card Debt”) and approximately $400,000 in unpaid royalties owed pursuant to the AvA Licensing Agreement, as hereinafter defined (the “AvA Debt”), for a total of $1,112,597.54 (collectively, the “Delonge Debt”).

The Parties now wish to enter into the following agreement to provide TISI the time needed to pay off the existing debt and liabilities, create better products and invest in new IP with Tom running the brand and entertainment operations. Among other things, Tom has a band named “Angels and Airwaves,” which is referred to in this Term Sheet as the “Band.”

Agreement

1.	Valuation of Assets

a.	TISI will retain a reputable, independent third-party appraiser that is acceptable to both Tom and TISI, with experience valuing intellectual property assets (the “Appraiser”). The Appraiser will determine the fair market value (“FMV”) of the Love Movie LLC assets which the Parties acknowledge holds two Band trademarks and the Band’s music film.

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b.	The valuation (the “Valuation”) will be performed as soon as reasonably possible, and the costs of the Valuation will be split 50/50 between Tom and TISI.

c.	The Valuation will be binding on the Parties and will be used to ensure FMV is given for the Love Movie LLC assets being transferred under this Term Sheet.

2.	Services Agreement

a.	Beginning January 1, 2021 and continuing through March 31, 2021 (subject to any mutually agreed extension, the “Services Term”), TISI will provide the services of its employees (Kari Delonge, Lisa Clifford, Angela Cutrone, Ryan Carlson, Berkley Baum, Matt Cementina) (the “TISI Employees”) to Tom to perform services related to the sale, manufacture, exploitation and promotion of TISI merchandise and media, in exchange for a monthly fee of $15,000 (the “Services Fee”), which amount Tom and TISI acknowledge and agree is equivalent to the costs incurred by TISI in connection with employing the TISI Employees. TISI will invoice Tom in arrears on a monthly basis for the Services Fee, and Tom will pay the Services Fee within ten (10) days of receiving the invoice.

b.	Concurrently with the Services Term (and subject to any mutually agreed extension), TISI will use its commercially reasonable efforts to sell, manufacture, exploit and promote TISI merchandise and media. TISI will cause the proceeds from such activities to be applied, among other things, to payment of TISl’s vendor debts and eCommerce loans. The Parties anticipate that all vendor debts and eCommerce loans of TISI will be paid in full by the end of the Services Term; if they are not, the Parties may mutually agree to extend the Services Term until such liabilities of TISI have been paid in full.

3.	DelongelP

a.	The Parties have been presented with a Notice of Termination Letter dated December 21, 2020 (“Notice of Termination”), terminating the licensing agreement between Tom, Mr. Handsome, LLC and Good In Bed Music (ASCAP), on the one hand, and TISA and TISI on the other hand, dated April 26, 2017, as amended in a Side Letter dated August 29, 2020 (collectively, the “AvA Licensing Agreement”), due to nonpayment of the Minimum Royalty Guarantee (as defined in the AvA Licensing Agreement). TISA and TISI acknowledge the inability to cure this issue within thirty days from receipt of the Notice Letter. Accordingly, immediately upon execution of this Binding Term Sheet, or within thirty days after receipt of the December 21, 2020 Notice, whichever occurs first, Tom will retain 100% of all royalties earned from all material, marks and intellectual property that are the subject of the AvA Licensing Agreement. The Parties acknowledge and agree that no royalty payments have been made to Tom under the AvA Licensing Agreement, resulting in the “AvA Debt”.

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b.	TISI is the sole member of Love Movie LLC. On March 27, 2017, Love Movie LLC and TISI entered into an Intellectual Property Transfer Agreement pursuant to which Love Movie LLC transferred certain intellectual property rights to TISI.

c.	Tom and TISI hereby agree to the following: Effective as of January 1, 2021, TISI will transfer ownership of Love Movie LLC to Tom in exchange for (i) $125,000 (of which $40,000 has been paid as of the date of this term Sheet) plus (ii) Tom’s forgiveness in full of the AvA Debt, for a total purchase price of $525,000 in the form of cash and debt forgiveness (the “Purchase Price”). The parties agree to sign all documents reasonably necessary to cause the formal transfer of Love Movie LLC and its underlying IP following receipt of the Purchase Price.

d.	The Parties agree that the Purchase Price may be adjusted retroactively if the Valuation indicates that the value of Love Movie LLC is materially greater or less than the Purchase Price. In no event shall such adjustment impact the debt forgiveness of the AvA Debt. Rather, in the event that the value of Love Movie LLC is materially less than the Purchase Price, any difference owed to Tom will be adjusted onto the Delonge Loan and Credit Card Debt.

4.	License Agreement. Upon the expiration of the Services Term (as may be extended by mutual agreement), the Parties may agree to enter into a license agreement (the “2021 License Agreement”) with a term that is the lesser of 7 years from (a) the date of expiration of the Services Term, or (b) the date TISl’s line of credit is paid down completely, under the following conditions:

a.	During the term of the 2021 License Agreement, Tom will receive 75% which will be used for marketing, manufacturing, costs of goods and payroll fees, and TISI will receive 25%, of TISI net profits from sale of TISI merchandise and media.

b.	The parties will negotiate in good faith the payment of the Delonge Loan and Credit Card Debt from net profits.

c.	Tom will sell one million shares of TTSA’s common stock to TTSA, and TTSA will redeem those shares, for a purchase price of $100.00.

d.	Tom will resign from the Board of Directors of TTSA concurrently with signing the 2021 License Agreement and will step into the role of Creative Director for TTSA.

[Signature page to follow]

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The provisions of this Agreement are acknowledged and agreed by:

To The Stars Academy of Arts and Sciences Inc.

Date:	12/24/20	/s/ Kari DeLonge
		Name:	Kari DeLonge
		Title:	President & cco

To The Stars, Inc.

Date:	12/24/20	/s/ Kari DeLonge
		Name:	Kari DeLonge
		Title:	President & cco

Date:	12/24/20	/s/ Thomas Delonge
Thomas Delonge

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